Exhibit 99.1

Silicon Motion Announces Fourth Quarter Results for the Period Ended December 31, 2008

Fourth Quarter 2008

Financial Highlights

*	Net sales decreased 28% quarter-over-quarter to US$32.3 million

*	Gross margin excluding stock-based compensation was flat at 50.3% compared with 3Q08

*	Operating expenses excluding stock-based compensation, acquisition-related charges, and one-time items decreased from US$14.1 million in 3Q08 to US$12.2 million

*	Net income excluding stock-based compensation, acquisition-related charges, foreign exchange gain, and one-time items decreased 63% quarter-over-quarter to US$3.2 million. GAAP net income decreased from US$8.1 million in 3Q08 to a loss of US$0.9 million

*	Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, foreign exchange gain, and one-time items were US$0.11, a 59% decrease from US$0.27 in 3Q08. GAAP diluted loss per ADS was US$0.03, a decrease from earnings of US$0.26 in 3Q08

Business Highlights

*	Reduced total unit shipments 5% year-over-year and 14% sequentially to approximately 92 million units. Full year total unit shipments increased 30%

*	Reduced storage controller unit shipments 1% year-over-year and 11% sequentially. Full year storage controller unit shipments increased 32%

*	Received SSD controller design-win at Samsung for its flagship HMX series camcorders. HMX-106 is the world’s first 64GB SSD camcorder

*	Launched world’s first Single Level Cell (SLC)/Multi Level Cell (MLC) hybrid SSD controller to provide OEMs with a cost effective SSD solution

*	Launched world’s first Turbo MLC controller solution for SSDs. Turbo MLC offers significantly higher durability than traditional MLC flash, with performance similar to SLC flash, and is more cost effective than SLC

*	Developed one of the world’s fastest 2 and 4 channel SATA and PATA SSD controllers with excellent random read/write performance and among the best sequential read/write in class

*	Received a series of design-wins for T-DMB mobile TV tuner plus demodulator SoC at Samsung, LG, Pantech & Curitel, and other OEMs

Taipei, Taiwan, February 6, 2009 – Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”) today announced its fourth quarter 2008 financial results. Fourth quarter net sales decreased 28% quarter-over-quarter to US$32.3 million. Net income (GAAP) was a loss of $0.9 million or US$0.03 per diluted ADS, compared to earnings of US$8.1 million in the third quarter.

Non-GAAP net income, which excludes stock-based compensation, acquisition-related charges, foreign exchange gain, and one-time items, decreased 63% quarter-over-quarter to US$3.2 million, or US$0.11 per diluted ADS, compared to US$0.27 per diluted ADS in the third quarter of 2008.

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said:

“Although our fourth quarter sales performance was affected by the global economic slowdown, we believe that we continue to execute well under this current environment. Consumer demand for memory cards and USB flash drives was weak in most markets around the world. Because of weakened demand, there were higher levels of finished card and UFD inventory in the food chain. Additionally, our bundled card controller business was affected by weak sales of handsets. Furthermore, output of NAND flash components from the major flash vendors, while still growing rapidly, began to decelerate as less productive fabs were retired. These factors contributed to weaker demand for our controllers. However, in spite of weak end-market conditions, for full year 2008, our total flash storage controller unit shipment increased a solid 32%. This growth rate is towards the higher end of the 18% to 39% original range forecasted by Gartner and IDC. We continue leveraging our strong R&D and sales capabilities, as well as unparalleled relations with card makers and NAND flash business partners to aggressively support the current ramp of next generation NAND flash components with a portfolio of best-in-class controllers.

During the quarter our SSD business achieved key product, technology, and design-win goals—although it is important to note that the timing of any material increase in our SSD revenue remains uncertain. Goals achieved include releasing the world’s first SLC/MLC hybrid controller for SSDs, which provides OEMs with an effective solution to utilize lower cost MLC flash. We have also developed the world’s first Turbo MLC controller technology for SSDs that offers OEMs the advantage of significantly increasing the durability of MLC NAND flash with performance similar to SLC flash and at lower cost than using SLC flash. We have also secured an important SSD design-win for an important consumer electronics application, which is a demonstration that SSDs are being designed into many applications other than notebook PCs. We received an SSD controller design-win at Samsung for its flagship HMX series of camcorders, of which the HMX-106 is the world’s first 64GB SSD camcorder.

Our mobile communications business, which remains focused on the Korean market, was affected by domestic macroeconomic issues. Our mobile communications sales volume as a result fell sharply from the previous quarter as domestic handset sales contracted about 30%. However, we have rolled-out our T-DMB mobile TV tuner plus demodulator SoC solution according to schedule, have secured a series of design-wins at Samsung, LG, Pantech & Curitel, and other OEMs, and have already started shipping our SoC.”

Fourth Quarter 2008 Financial Review (1)

Sales

Net sales in the fourth quarter totaled US$32.3 million, a decrease of 28% compared with the previous quarter. This quarter, mobile storage products accounted for 76% of net sales, mobile communications 14% of net sales, and multimedia SoCs 8% of net sales.

Net sales of mobile storage products, which include flash memory card controllers, USB flash drive controllers, card reader controllers, SSD controllers, and embedded flash controllers, decreased 23% from the third quarter of 2008 to US$24.6 million this quarter.

Net sales of mobile communication products, which include mobile TV IC solutions, CDMA RF ICs, and electronic toll collection (ETC) RF ICs, decreased 46% from the third quarter of 2008 to US$4.6 million in the fourth quarter.

Net sales of multimedia SoC products, which include embedded graphics processors, MP3 SoCs, and PC camera SoCs, decreased 35% from the third quarter of 2008 to US$2.7 million this quarter.

Gross and Operating Margins

Gross margin excluding stock-based compensation remained unchanged at 50.3% compared to our previous quarter. GAAP gross margin increased slightly to 50.2% from 50.0% in the previous quarter.

[1]

Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

Operating expenses excluding stock-based compensation, acquisition-related charges, and one-time items was US$12.2 million, which was lower than US$14.1 million in the previous quarter largely due to reversal of accrued compensation expenses. Research and development expenditures, excluding stock-based compensation, were US$7.2 million, which was lower than US$7.7 million in the previous quarter. Selling and marketing expenses excluding stock-based compensation were US$2.5 million, which was lower than US$2.9 million in the previous quarter. General and administrative expenses excluding stock-based compensation and litigation expenses were US$2.6 million, which was lower than US$3.4 million in the previous quarter. Stock-based compensation was US$2.1 million, which was less than US$2.3 million in the previous quarter. Acquisition-related charges were US$1.5 million, which was slightly lower compared to the US$1.6 million in the previous quarter. Litigation expenses remained unchanged at US$0.5 million compared to the previous quarter.

Operating margin excluding stock-based compensation, acquisition-related charges, and one-time items was 12.4%, which was lower than 19% in the previous quarter. GAAP operating margin was negative 0.1%, which was lower than 9.1% in the previous quarter.

Other Income and Expenses

Net total other income excluding impairment on long-term investment and net foreign exchange gain was US$0.3 million, which was slightly less than US$0.4 million in the previous quarter. GAAP net total other income was US$0.2 million, which was significantly lower than US$4.2 million in the previous quarter due primarily to an impairment loss on investment and less foreign exchange gains.

Earnings

Net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain, and one-time items was US$3.2 million in this quarter, which was lower than US$8.7 million in the previous quarter. Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain, and one-time items were US$0.11, down from US$0.27 in the previous quarter.

GAAP net loss was US$0.9 million, which was lower than a gain of US$8.1 million in the previous quarter. Diluted GAAP loss per ADS was US$0.03, down from a gain of US$0.26 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments decreased from US$59.5 million at the end of the third quarter of 2008 to US$51.9 million at the end of this quarter. The decrease was primarily due to capital expenditures, the repayment of short-term borrowings, and share repurchases. Repayment of short-term borrowings reduced external bank debt to zero. Other long term liabilities, which are comprised of loans from the Korean government for financing R&D activities, increased slightly from US$1.3 million at the end of the third quarter of 2008 to US$1.4 million at the end of this quarter.

Cash Flow

Our cash flows were as follows:

3 months ended December 31, 2008
(In US$ millions)
Net income (loss)	(0.9)
Depreciation & amortization	2.9
Changes in operating assets and liabilities	1.0
Others	4.3

Net cash provided by (used in) operating activities	7.3

Acquisition of property and equipment	(2.7)
Others	(0.6)

Net cash provided by (used in) investing activities	(3.3)

Share repurchase	(4.8)
Others	(3.4)

Net cash provided by (used in) financing activities	(8.2)

Effects of changes in foreign currency exchange rates on cash	0.6

Net decrease in cash and cash equivalents	(3.6)

Pro-forma adjustment for foreign exchange translation	(2.7)

Pro-forma net decrease in cash and cash equivalents	(6.3)

During the fourth quarter of 2008, Silicon Motion spent US$4.8 million to repurchase ADSs, eliminated its short-term debt of US$3.3 million, and spent US$2.7 million in capital expenditures primarily relating to the implementation of a new SAP ERP system, as well as for design tools.

Share Repurchase Program:

The Company temporarily suspended its share repurchase program early in the fourth quarter in order to conserve cash as business conditions deteriorated. Prior to the repurchase suspension, in the fourth quarter of 2008 the Company repurchased 1.3 million ADSs for a total cost of US$4.5 million. The weighted average price per ADS repurchased was US$3.58.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“Although we believe we are executing well, whether on next generation flash controllers, SSD controllers, or mobile TV IC solutions, and are optimistic about the longer term growth potential of our business, we continue to see a difficult environment over the next few quarters for companies involved in the NAND flash and mobile communications food chains and therefore believe that we must be prudent in the near term and focus on reducing unnecessary expenses and maximizing cash flow.”

For the first quarter of 2009, management expects:

•	Revenue to be down 20% to 30% sequentially

•	Non-GAAP and GAAP gross margin to be in the 48 to 50% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and one-time items of approximately US$12 to 13 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on February 6, 2009.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=PERB9M3BW

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 680 0869

USA (Toll): 1 617 213 4854

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 5959 9933

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 9973 0417

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and one-time items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each or these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges incurred as a result of the Company’s adoption of SFAS 123R relating to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact the application of SFAS 123R has on its operating results.

Intangible amortization consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

In-process research and development consists of one-time charges incurred in connection with the acquisition of FCI in the second quarter of 2007 and the acquisition of Centronix in the fourth quarter of 2007 that otherwise would not have been incurred and therefore we have excluded the effects of these charges from our non-GAAP operating income and non-GAAP net income. In-process research and development consists of technology projects which, as of acquisition date, had not yet reached technological feasibility and there are no future alternative uses that exist. We believe it is useful for investors to understand the effect of this expense on our statement of operations. This non-GAAP adjustment is intended to reflect acquisition-related expense incurred that is not directly associated with our continuing operations.

Litigation expenses consist of the legal expenses relating to complaints SanDisk filed in the US International Trade Commission and the US District Court for the Western District of Wisconsin.

Impairment of long-term marketable securities relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments in Spright Co., Ltd and Vastview Technology Corp. These investments were written down after the Company determined that these shares have been other-than-temporarily impaired.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$.

FIN48 tax charge relates to uncertainties about income tax liabilities that had resulted from an arbitrary change in interpretation of tax codes by the Taiwan tax authorities following a routine review of our tax filings.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Dec. 31, 2007 (NT$)	Sep. 30, 2008 (NT$)	Dec. 31, 2008 (NT$)	Dec. 31, 2007 (US$)	Sep. 30, 2008 (US$)	Dec. 31, 2008 (US$)
Net Sales	1,732,115	1,402,544	1,063,687	53,411	44,953	32,272

Cost of sales	822,623	701,300	530,083	25,366	22,477	16,083

Gross profit	909,492	701,244	533,604	28,045	22,476	16,189

Operating expenses
Research & development	239,991	277,440	267,215	7,400	8,892	8,107
Sales & marketing	82,365	106,347	97,842	2,540	3,409	2,969
General & administrative	112,324	141,246	121,306	3,464	4,527	3,680
In-process research and development	7,188	—	—	222	—	—
Amortization of intangibles assets	53,237	48,626	47,901	1,642	1,559	1,453

Operating income (loss)	414,387	127,585	(660)	12,777	4,089	(20)

Non-operating income (expense)

Gain on sale of investments	6,108	1,774	738	188	57	22
Unrealized holding gain (loss) on marketable securities	1,122	673	(673)	35	22	(20)
Interest income (net)	9,333	9,419	8,698	288	302	264
Impairment on long-term investment	(14,447)	—	(69,253)	(445)	—	(2,101)
Foreign exchange gain (loss)	(5,164)	120,190	65,464	(159)	3,852	1,986
Others	(347)	6	279	(11)	—	8

Subtotal	(3,395)	132,062	5,253	(104)	4,233	159

Income before tax	410,992	259,647	4,593	12,673	8,322	139
Income tax expense	24,603	6,258	35,160	759	201	1,066

Net income (loss)	386,389	253,389	(30,567)	11,914	8,121	(927)

Basic earnings (loss) per ADS	$11.73	$8.26	$(1.11)	$0.36	$0.26	$(0.03)
Diluted earnings (loss) per ADS	$11.39	$8.22	$(1.11)	$0.35	$0.26	$(0.03)

Margin Analysis:
Gross margin	52.5%	50.0%	50.2%	52.5%	50.0%	50.2%
Operating margin	23.9%	9.1%	(0.1%)	23.9%	9.1%	(0.1%)
Net margin	22.3%	18.1%	(2.9%)	22.3%	18.1%	(2.9%)

Additional Data:
Weighted avg. ADS equivalents[2]	32,934	30,681	27,531	32,934	30,681	27,531
Diluted ADS equivalents	33,927	30,825	27,556	33,927	30,825	27,556

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Dec. 31, 2007 (NT$)	Sep. 30, 2008 (NT$)	Dec. 31, 2008 (NT$)	Dec. 31, 2007 (US$)	Sep. 30, 2008 (US$)	Dec. 31, 2008 (US$)
GAAP net income (loss)	386,389	253,389	(30,567)	11,914	8,121	(927)

Stock-based compensation:

Cost of sales	3,530	3,799	1,552	109	122	47

Research and development	34,900	37,057	31,321	1,076	1,188	950

Sales and marketing	13,540	15,199	14,536	418	487	441

General and administrative	19,314	16,818	20,544	596	539	624

Total stock-based compensation	71,284	72,873	67,953	2,199	2,336	2,062

Acquisition related charges:

Amortization of intangible assets	53,237	48,626	47,901	1,642	1,559	1,453
In-process research & development	7,188	—	—	222	—	—

Litigation expenses	2,368	16,975	16,882	73	544	512

Foreign exchange loss (gain)	5,164	(120,190)	(65,464)	159	(3,852)	(1,986)

Impairment on long-term investment	14,447	—	69,253	445	—	2,101

Non-GAAP net income	540,077	271,673	105,958	16,654	8,708	3,215

Shares used in computing non-GAAP basic earnings per ADS	32,934	30,681	27,531	32,934	30,681	27,531

Shares used in computing non-GAAP diluted earnings per ADS	34,865	31,805	28,583	34,865	31,805	28,583

Non-GAAP basic earnings per ADS	$16.40	$8.85	$3.85	$0.51	$0.28	$0.12

Non-GAAP diluted earnings per ADS	$15.49	$8.54	$3.71	$0.48	$0.27	$0.11

Non-GAAP gross margin	52.7%	50.3%	50.3%	52.7%	50.3%	50.3%

Non-GAAP operating margin	31.7%	19.0%	12.4%	31.7%	19.0%	12.4%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per share data)

(unaudited)

	For the Year Ended
	Dec. 31, 2007 (NT$)		Dec. 31, 2008 (NT$)		Dec. 31, 2007 (US$)		Dec. 31, 2008 (US$)
Net Sales		5,847,329		5,528,051		178,001		175,382
Cost of sales		2,757,101		2,788,850		83,930		88,479

Gross profit		3,090,228		2,739,201		94,071		86,903
Operating expenses
Research & development		822,746		1,076,066		25,046		34,139
Sales & marketing		298,199		368,863		9,078		11,702
General & administrative		381,749		535,780		11,621		16,998
In-process research and development		76,378		—		2,325		—
Amortization of intangible assets		163,704		193,800		4,983		6,148

Subtotal		1,742,776		2,174,509		53,053		68,987

Operating income		1,347,452		564,692		41,018		17,916

Non-operating expense (income)
Gain on sale of investments		26,886		17,577		818		558
Unrealized holding gain (loss) on marketable securities		1,119		(1,122)		34		(36)
Interest income (net)		51,320		39,146		1,562		1,242
Investments income		772		2,480		24		79
Foreign exchange gain (loss)		(18,702)		96,380		(569)		3,058
Impairment on long-term investment		(14,448)		(69,253)		(440)		(2,197)
Others		(316)		223		(10)		6

Subtotal		46,631		85,431		1,419		2,710

Income before tax		1,394,083		650,123		42,437		20,626
Income tax expense		81,578		116,517		2,483		3,697

Net income		1,312,505		533,606		39,954		16,929

Basic earnings per ADS	NT $	40.67	NT $	17.20	US$	1.24	US$	0.55
Diluted earnings per ADS	NT $	39.38	NT $	17.03	US$	1.20	US$	0.54

Margin Analysis:
Gross margin		52.9%		49.6%		52.9%		49.6%
Operating margin		23.0%		10.2%		23.0%		10.2%

Additional Data:
Weighted average ADS equivalents		32,260		31,020		32,260		31,020
Diluted ADS equivalents		33,323		31,326		33,323		31,326

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per share data, unaudited)

	For the Year Ended
	2007 (NT$)	2008 (NT$)	2007 (US$)	2008 (US$)
GAAP net income	1,312,505	533,606	39,954	16,929

Stock-based compensation:

Cost of sales	12,858	11,481	391	364

Research and development	129,750	138,907	3,950	4,407

Sales and marketing	48,703	55,334	1,483	1,756

General and administrative	70,039	70,333	2,132	2,231

Total stock-based compensation	261,350	276,055	7,956	8,758

Acquisition related charges:
Amortization of intangible assets	163,704	193,800	4,983	6,148
In-process research & development	76,378	—	2,325	—

Litigation expenses	2,368	72,982	73	2,315

Foreign exchange loss (gain)	18,702	(96,380)	569	(3,058)

Impairment on long-term investment	14,448	69,253	440	2,197

FIN48 tax charges	—	64,328	—	2,041

Non-GAAP net income	1,849,455	1,113,644	56,300	35,330

Shares used in computing non-GAAP basic earnings per ADS	32,260	31,020	32,260	31,020

Shares used in computing non-GAAP diluted earnings per ADS	34,276	32,354	34,276	32,354

Non-GAAP basic earnings per ADS	$57.33	$35.90	$1.75	$1.14

Non-GAAP diluted earnings per ADS	$53.96	$34.42	$1.64	$1.09

Non-GAAP gross margin	53.1%	49.8%	53.1%	49.8%

Non-GAAP operating margin	31.7%	20.0%	31.7%	20.0%

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$32.43 to US$1 for 4Q07, NT$32.85 to US$1 for 2007, NT$31.20 to US$1 for 3Q08, NT$32.96 to US$1 for 4Q08, and NT$31.52 to US$1 for 2008 based on the average of the noon buying rate for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$32.43 to US$1 at the end of 4Q07, NT$32.23 to US$1 at the end of 3Q08, and NT$32.76 to US$1 at the end of 4Q08.

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Dec. 31, 2007 (NT$)	Sep. 30, 2008 (NT$)	Dec. 31, 2008 (NT$)	Dec. 31, 2007 (US$)	Sep. 30, 2008 (US$)	Dec. 31, 2008 (US$)
Cash and cash equivalents	1,608,272	1,761,752	1,586,941	49,592	54,662	48,441
Short-term investments	1,751,113	154,438	112,505	53,997	4,792	3,434
Accounts receivable (net)	1,007,384	1,241,724	1,072,995	31,063	38,527	32,753
Inventories	547,400	715,509	766,847	16,879	22,200	23,408
Refundable deposits—current	127,466	69,966	85,368	3,931	2,171	2,606
Deferred income tax assets (net)	83,526	100,555	97,129	2,576	3,120	2,965
Prepaid expenses and other current assets	227,044	154,006	155,527	7,001	4,778	4,747

Total current assets	5,352,205	4,197,950	3,877,312	165,039	130,250	118,354

Long-term investments	119,535	119,475	50,369	3,686	3,707	1,538
Property and equipment (net)	519,189	875,421	920,117	16,010	27,162	28,087
Goodwill and intangible assets(net)	2,849,437	2,691,141	2,641,504	87,864	83,498	80,632
Other assets	279,865	208,760	207,164	8,629	6,477	6,324

Total assets	$9,120,231	$8,092,747	$7,696,466	$281,228	$251,094	$234,935

Short-term borrowing	—	105,071	—	—	3,260	—
Accounts payable	444,440	487,000	378,624	13,705	15,110	11,558
Income tax payable	227,356	187,745	216,523	7,011	5,825	6,609
Accrued expenses and other current liabilities	785,717	514,035	456,710	24,227	15,949	13,941

Total current liabilities	1,457,513	1,293,851	1,051,857	44,943	40,144	32,108
Accrued pension cost	—	145	—	—	4	—
Long-term liabilities	47,919	42,276	57,260	1,478	1,312	1,748
Other liabilities	30,692	55,739	46,512	946	1,730	1,420

Total liabilities	1,536,124	1,392,011	1,155,629	47,367	43,190	35,276
Shareholders’ equity	7,584,107	6,700,736	6,540,837	233,861	207,904	199,659

Total liabilities & shareholders’ equity	$9,120,231	$8,092,747	$7,696,466	$281,228	$251,094	$234,935

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV IC solutions, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support portable multimedia players, DAB systems, PC cameras, and embedded graphics applications.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected first quarter 2009 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including those uncertainties relating to litigation filed against the Company relating to whether its products are covered by patents not owned by the Company; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; integration of our recently announced acquisitions; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 12, 2008. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Jason Tsai

Director of IR and Strategy

Tel: +1 408 519 7259

Fax: +1 408 519 7101

E-mail: jtsai@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com.tw

Investor Contact: Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 560 0336 E-mail: ir@siliconmotion.com